File No. 70-10196



                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT No. 1
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            _________________________________________________________

                                     E.ON AG
                              E.ON UK Holding GmbH

                                  E.ON-Platz 1
                                40479 Dusseldorf
                                     Germany

                          E.ON UK Holding Company Ltd.
                                Powergen Limited

                                  Westwood Way
                             Westwood Business Park
                                Coventry CV4 8LG
                                 United Kingdom
            ________________________________________________________
                  (Name of companies filing this statement and
                    Addresses of principal executive offices)

                                     E.ON AG
                    (Name of top registered holding company)
            ________________________________________________________

                               Karl-Heinz Feldmann
                     General Counsel, Senior Vice President
                              General Legal Affairs
                                     E.ON AG
                                  E.ON-Platz 1
                                40479 Dusseldorf
                                     Germany
                         Telephone: 011-49-211-4579-388
                         Facsimile: 011-49-211-4579-610
                        _________________________________
                   (Names and addresses of agents for service)


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    The Commission is also requested to send copies of any communications in connection with this matter to:

                              Markian M. W. Melnyk
                                Serena N. Minott
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                           1875 Connecticut Ave., N.W.
                                   Suite 1200
                             Washington, D.C. 20009
                                 (202) 986-8000


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     This Pre-Effective Amendment Number 1 amends and restates in its entirety the application on Form U-1 in File No. 70-10196.

Item 1. Description of the Proposed Transaction

A.   Introduction

     By order dated June 14, 2002, the Securities and Exchange Commission (the "Commission") authorized the acquisition of Powergen Limited (formerly Powergen plc, "Powergen") by E.ON AG ("E.ON") and certain related transactions. E.ON AG, et al., Holding Co. Act Release No. 27539 (Jun. 14, 2002) (the "2002 Order"). On February 21, 2003, the Commission approved the transfer of Powergen US Investment Corp. ("PUSIC") from the Powergen chain of companies to E.ON US Holding GmbH in Holding Co. Act Release No. 27654 (Feb. 21, 2003). PUSIC indirectly held, through LG&E Energy Corporation ("LG&E Energy"),\1 E.ON's interest in two U.S. public utility company subsidiaries, Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU"). In Holding Co. Act Release No. 27745 (Oct. 28, 2003), the Commission issued a Supplemental Order releasing jurisdiction over a request by Powergen US Holdings Limited, Powergen US Investments, Powergen Luxembourg Holdings sarl and Powergen Luxembourg sarl (the "Powergen Intermediate Holding Companies") to deregister, and declaring that the registration of the Powergen Intermediate Holding Companies is no longer in effect.

B.   General Request

     E.ON, E.ON UK Holding GmbH (a first tier subsidiary of E.ON, "UK Holding"),\2 E.ON UK Holding Company Ltd. (a direct subsidiary of UK Holding, "UK Ltd.")\3 and Powergen (a direct subsidiary of UK Ltd.) (collectively, "Applicants") submit this Application-Declaration and request that the Commission issue an order pursuant to Section 5(d) of the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), declaring that UK Holding, UK Ltd. and Powergen have ceased to be holding companies and that upon issuance of the order, the registration of UK Holding, UK Ltd. and Powergen will cease to be in effect. Powergen no longer owns voting securities in any company that controls or exerts a controlling influence over LG&E Energy and its utility subsidiaries, and Powergen does not otherwise control or exercise a controlling influence over LG&E Energy and its public utility company subsidiaries. If, as Applicants contend, Powergen is no longer a holding company, then UK Holding and UK Ltd. are no longer holding companies as defined under the 1935 Act.


----------------------------
1/ LG&E Energy Corporation is now LG&E Energy LLC. See E.ON AG, Holding Co. Act Release No. 27785 (Dec. 29, 2003). Following the change in its corporate form and ownership structure, as described further herein, LG&E Energy ceased to rely on an exemption from registration under Section 3(a)(1) of the 1935 Act and registered as a holding company pursuant to Section 5 of the 1935 Act on March 29, 2004.

2/ E.ON UK Holding GmbH was formerly E.ON UK Verwaltungs GmbH.

3/ E.ON UK Holding Company Ltd. was formerly E.ON UK Ltd., formerly E.ON UK plc.

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C.   Discussion

     In the 2002 Order, the SEC authorized E.ON to acquire all of the issued and outstanding common stock of Powergen and, through the acquisition of Powergen, LG&E Energy and LG&E and KU (the "Acquisition"). On July 1, 2002, E.ON consummated the Acquisition and registered as a holding company under Section 5 of the 1935 Act.\4

     In the 2002 Order, the Commission reserved jurisdiction over E.ON's request to effect a reorganization (following the Acquisition) whereby the ownership of E.ON US Investments Corp. ("EUSIC" formerly PUSIC), an indirect intermediate holding company subsidiary of Powergen and the immediate parent company of LG&E Energy, would be transferred to E.ON U.S. Verwaltungs GmbH, a direct subsidiary of E.ON, in exchange for cash or a note. The Commission approved this transfer in Holding Co. Act Release No. 27654 (Feb. 21, 2003) and E.ON subsequently completed the transaction. Following the reorganization, the Powergen Intermediate Holding Companies ceased to hold voting interests in or exercise control over LG&E Energy directly or indirectly and thereby ceased to be holding companies of any public utility company. Accordingly, the Powergen Intermediate Holding Companies filed an application with the Commission seeking an order declaring that they are no longer holding companies within the meaning of
Section 2(a)(7) of the 1935 Act and, therefore, their registration should cease to be of effect. The Commission approved the deregistration of the Powergen Intermediate Holding Companies on October 28, 2003.

     Although Powergen ceased to own any direct or indirect voting security interest in LG&E Energy after the reorganization, Powergen remained a registered holding company under the 1935 Act by virtue of its continuing role in the management of LG&E Energy and its utility subsidiaries described in the Application in File No. 70-9961 at pages 16 to 17 and in the 2002 Order at page
21. Specifically, Powergen, through its board of directors, was responsible for the development and operation of LG&E's and KU's utility businesses. UK Holding and UK Ltd. have remained registered holding companies as a result of their ownership of Powergen.

     On May 6, 2003, E.ON commenced its group-wide structure and strategy project - on*top. (See E.ON Press Release dated May 6, 2003 at Exhibit A). The on*top project has resulted in the transfer of management of LG&E Energy and its utility subsidiaries from Powergen to E.ON. On*top is designed to allow E.ON to achieve optimal integration of its acquired businesses through various initiatives to promote value-added growth in the medium to long term. E.ON anticipates that the project's initiatives will result in improved performance in all of its divisions. One of the on*top initiatives is the establishment of five target markets and management groups for E.ON's energy business: Central Europe; Pan-European Gas; the United Kingdom; the Nordic region; and the Midwestern United States (See E.ON Press Release dated August 14, 2003 at Exhibit B).

     As a result of the on*top corporate restructuring, LG&E Energy assumed management and earnings responsibility as a market unit for the Midwestern U.S. region while Powergen


----------------------------
4 By order dated December 6, 2000, the Commission authorized Powergen to acquire LG&E Energy. See Powergen plc, Holding Co. Act Release No. 27291 (Dec. 6, 2000). Subsequent to the issuance of this order, Powergen and the Powergen Intermediate Holding Companies registered under the 1935 Act. Following the Acquisition, Powergen and the Powergen Intermediate Holding Companies remained registered pursuant to Section 5 of the 1935 Act.

assumed similar responsibility for the United Kingdom. This new organizational structure has resulted in the transfer of management of LG&E Energy and its utility subsidiaries from Powergen to E.ON. Specifically, until early 2004, the LG&E Energy group operated under a Delegation of Authority ("DOA") document issued by the Powergen Board which memorialized the management and oversight role of Powergen over the LG&E Energy group. On February 11, 2004, EUSIC issued a replacement DOA document, pursuant to which the EUSIC board assumed the management and oversight functions previously exercised by the Powergen board. Consequently, the corporate center of Powergen at the UK group holding company level has been closed and Powergen UK plc and its new board of directors have assumed all tasks and responsibilities for the UK market.

     Under this structure, the Powergen board has ceased to have any responsibility for the development and operation of LG&E Energy's utility businesses and no longer controls or exercises a controlling influence over LG&E Energy. As of January 31, 2004, changes on the U.S. company boards became effective which ended Powergen's representation on these boards. Specifically, EUSIC's board membership was changed to have predominantly E.ON representation and no Powergen representatives. Also at that time, the Chief Executive Officer of LG&E Energy was no longer represented on the board of Powergen, but obtained representation on the board of EUSIC. As a result of these organizational changes, Powergen is no longer responsible for the management and operation of LG&E Energy.

     Accordingly, none of Powergen, UK Holding or UK Ltd. own voting securities of, or exercise a controlling influence over the management or policies of any public utility or holding company. They have therefore ceased to be holding companies within the meaning of the 1935 Act.

     Based on these facts and circumstances, Applicants request that the Commission issue an order declaring that UK Holding, UK Ltd. and Powergen are no longer holding companies within the meaning of Section 2(a)(7) of the 1935 Act and that immediately upon the issuance of the order, their registration under the 1935 Act will cease to be in effect.


Item 2. Fees, Commission and Expenses

     Applicants expect to pay or incur, directly or indirectly, approximately $9,500 in connection with the request herein.

Item 3. Applicable Statutory Provisions

     Applicants request that the Commission issue an order declaring the deregistration of Powergen pursuant to Section 5(d) of the 1935 Act in light of the fact that Powergen is no longer a holding company within the meaning of
Section 2(a)(7) of the 1935 Act. Section 5(d) provides that

          Whenever the Commission, upon application, finds that a registered holding company has ceased to be a holding company, it shall so declare by order and upon the taking effect of such order the registration of such company shall, upon such terms and


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          conditions as the Commission finds and in such order prescribes as necessary for the protection of investors, cease to be in effect.

     Section 2(a)(7) of the 1935 Act defines a "holding company" as

          (A) any company which directly or indirectly owns, controls, or holds with power to vote, 10 per centum or more of the outstanding voting securities of a public-utility company or of a company which is a holding company by virtue of this clause or clause (B), unless the Commission, as hereinafter provided, by order declares such company not to be a holding company; and

          (B) any person which the Commission determines, after notice and opportunity for hearing, directly or indirectly to exercise (either alone or pursuant to an arrangement or understanding with one or more persons) such a controlling influence over the management or policies of any public-utility or holding company as to make it necessary or appropriate in the public interest or for the protection of investors or consumers that such person be subject to the obligations, duties, and liabilities imposed in this title upon holding companies.

     Powergen no longer holds any ownership interest, voting or non-voting, in LG&E Energy and its utility subsidiaries and does not exercise any controlling influence over the management or policies of LG&E Energy and its subsidiaries. As a result of the organizational changes resulting from the on*top project referred to above, Powergen, UK Holding and UK Ltd. no longer provide management services to LG&E Energy and its utility subsidiaries.

     Consequently, Powergen, UK Holding and UK Ltd. do not (i) directly or indirectly own, control or hold with the power to vote 10% or more of the outstanding voting securities of any public utility company or any company that is a holding company by virtue of clause (A) or (B) of Section 2(a)(7) of the 1935 Act, nor do they (ii) exercise any controlling influence over the management or policies of any public utility or holding company from January 1, 2004. Each of them has ceased to be a public utility holding company as defined under the 1935 Act.

Item 4. Regulatory Approvals

     No federal or state regulatory approval, other than the authorization of the Commission, is required in connection with the deregistration of UK Holding, UK Ltd. and Powergen.

Item 5. Procedure

     Applicants respectfully request that the Commission issue an order declaring, that UK Holding, UK Ltd. and Powergen have ceased to be holding companies and that upon issuance of the order, the registration of UK Holding, UK Ltd. and Powergen will cease to be in effect. Rule 23 does not require the Commission to publish notice of this application, and Applicants request that no notice be published and issue an order granting the Applicants' requests forthwith.


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Item 6. Exhibits and Financial Statements

A.   Exhibits.

     A    E.ON Press Release dated May 6, 2003.

     B    E.ON Press Release dated August 14, 2003.

     C    Opinion of Counsel (to be filed by amendment).

B.   Financial Statements.

         Not applicable.

Item 7.  Information as to Environmental Effects

     The deregistration of UK Holding, UK Ltd. and Powergen as proposed herein neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. No federal agency is preparing an environmental impact statement in connection with Applicants' request herein.


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                                    SIGNATURE

     Pursuant to the Public Utility Holding Company Act of 1935, Applicants have duly caused this Amendment No. 1 to be signed on their behalf by the undersigned thereunto duly authorized.



                                     E.ON AG


                                     By:     /s/ Karl-Heinz Feldmann
                                             -----------------------
                                     Name:   Karl-Heinz Feldmann
                                     Title:  General Counsel, Senior Vice
                                             President, Legal Affairs
                                     Date:   September 21, 2004


                                     By:      /s/ Michael C. Wilhelm
                                              ----------------------
                                     Name:   Michael C. Wilhelm
                                     Title:  Senior Vice President, Accountant
                                     Date:   September 21, 2004


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                                  EXHIBIT INDEX


Exhibit A   E.ON Press Release dated May 6, 2003.

Exhibit B   E.ON Press Release dated August 14, 2003.